UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 1, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

News Corporation

File No. 5-87521 – CTR#10024

Cruden 2, LLC, LGC Holdco, LLC, Michael Roberson and Lachlan K. Murdoch (the "Filing Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information the Filing Persons excluded from an exhibit to a Schedule 13D filed on September 12, 2025.

Based on representations by the Filing Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 2

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance